Exhibit 99.2


                        February 28, 1994



Mr. Charles R. Ellis
John Wiley & Sons, Inc.
605 Third Avenue
New York, New York  10158-0012

Dear Mr. Ellis:

     I am writing in response to your conversation with Doug Bratton of my organization last Thursday. In that conversation, you indicated that the Wiley Board of Directors has declined our request that Wiley waive or modify the pre-notification requirement--which we understand is in early April for your September annual meeting--for shareholder nomination of candidates for the Wiley Board of Directors. I and the other members of my organization were very disappointed to learn that you and the Board are not amenable to delaying the notification deadline. In response to your decision, I am writing to set forth our views in more detail and to propose a process for accomplishing our goals.

     As you are aware, associates of Thomas M. Taylor & Co., an investment entity associated with Sid, Lee, and Perry Bass of Fort Worth, Texas, currently own 300,883 or approximately 9.8% of the shares of the Class A stock of John Wiley & Sons. We acquired our ownership position in the Company over the past year after a process of extensive analysis and due diligence. Our analysis convinced us that equity in Wiley offered the prospect of substantial, long-term value gains, and also convinced us that Wiley could potentially benefit from our investment approach and involvement.

     Our organization is dedicated to the principle that, as an active, expert shareholder, we can add value and strengthen long-term performance through constructive interaction with management and the boards of our portfolio companies. Our track record reflects our success at achieving these goals in a variety of investment situations. Having made a significant investment in Wiley, we are committed to working constructively with you and the other members of Wiley's Board of Directors to enhance the Company's long-term prospects.

     In recent weeks we have spoken with other Class A Wiley shareholders, shared our views, and sought their input on how we and other Class A shareholders can best assist in the process of value enhancement. As you know, the feedback that we received, which confirmed our own thinking, centered on the director selection process. Wiley's Class A shareholders are expressly given the right in the corporate charter to select 30% of the Wiley Board. As you indicated to us in our meeting of February 16, there has been little direct input by Class A shareholders into director selection. A natural focus for us and for other Class A Wiley shareholders is thus to participate in director selection in a way that reflects the obvious intent behind the creation of Wiley's Class A stock.

     The history of the Class A stock is important. In 1982, Wiley adopted a dual class capital structure that has significantly disenfranchised the Company's outside shareholders. According to the proxy statement distributed to shareholders in 1982, "a significant effect of the recapitalization would be to make more difficult or discourage an unfriendly merger, tender offer or proxy contest, or the assumption of control by a holder of a large block of the Company's voting securities and the removal of its incumbent management, even if such transactions might be perceived by some as favorable to the interests of shareholders of the Company." In addition, the country's major stock exchanges are now considering the adoption of new policies that would preclude listed companies from disenfranchising shareholders through dual class recapitalizations. While Wiley would likely be grandfathered under any such policy, the capital structure adopted by the Company in 1982 would be impermissible for listed companies in the future.

     Following the recapitalization, the significant remaining right reserved to Class A shareholders under the Wiley charter was the right to elect 30% of the Board. We believe that this right should be meaningful. We believe that the only way to accomplish this is to provide Class A holders with direct input into the director nomination process. It would seem that doing so would be consonant with the intentions of the Company at the time its dual class structure was put into place.

     Of course we realize that we are free to use the proxy process to elect up to five directors of our choice. However, it is not our desire to pursue confrontational election campaigns if it is instead possible to work directly with the managers and directors of corporations in which we invest. We believe that in the post-takeover era, shareholders and corporate managements and boards have an opportunity to work constructively toward accomplishing the objectives of sound corporate governance. We are aware of an increasing number of companies that have taken active steps in this direction, and have ourselves worked with several companies in our investment portfolio in constructive relationships that reflect these opportunities.

     As you know, we requested an extension of the April notification deadline so that we, and other Class A shareholders, could work with you and members of the Wiley Board to pursue the goal of attaining input into director selection in a constructive and unhurried manner over the coming months. Wiley's pre-notification deadline, as it is currently contained in the Wiley bylaws, mandates that if shareholders wish to submit formal director nominations to the Board, they must do so 120 days prior to the mailing date of the previous year's proxy. That date is, by our calculations, April 8th.

     We have suggested that the notification deadline be moved so that we could consult with you, agree on a process, and pursue it, without arbitrary deadlines crimping its development. We also did not think it prudent to approach you about the director selection process for 1994 earlier than the beginning of the calendar year. It seemed to us to be jumping the gun to raise the issue of director selection for 1994 in the fall of 1993 -- nearly a year prior to the meeting in question, and only weeks after the Wiley Board had been re-elected at the September annual meeting.

     I hope that this background provides you with a clearer understanding of our goals and our reasons for seeking a delay in Wiley's notification deadline. I also hope that it helps you understand our disappointment at the Board's unwillingness to agree to such a rescheduling. I certainly hope that, on the basis of this information, you will reconsider your decision to hold fast to the notification deadline. In any event, we would like to agree on a process that accomplishes the goals that I have described above -- allowing Class A shareholders input into director selection.

     Members of my organization have devoted considerable effort to devising a process that would accomplish these goals. We have consulted with leading corporate governance experts and reviewed a number of proposals that have been made, and models that have been explored, for enhancing shareholder input into director selection. Out of this process I believe that we have developed a proposal that is innovative and fair to ourselves, the Company, the Board, and Wiley's other shareholders.

     Our basic idea is twofold. First, we would commit to undertaking a diligent search for director candidates, and would place before the Nominating Committee six highly qualified individuals from among whom we would hope that three would be chosen to stand for election at the Company's next annual meeting. We focus on three directors because this is the number of current directors on the Wiley Board who are due to retire as of the Company's 1994 annual meeting. Since these slots must be filled in any event, the participation of Wiley's Class A shareholders in appointing three new directors would give Class A shareholders input while imposing no disruption on the Board. Second, should the Company fail to settle on at least three of our proposed candidates, Wiley would commit to a process whereby Class A shareholders would serve as the ultimate arbitrators over the selection of the Class A directors.

     The proposed process would work as follows:

     (1) By April 15, we will forward to the Wiley Nominating Committee the names of six individuals who we believe to be qualified to serve as directors of Wiley, and who other Class A shareholders have reviewed and found to be reasonable. Further, we intend to select only those persons who are "independent"--satisfying the Council of Institutional Investors' definition of director independence--of Wiley, and independent of ourselves and Wiley's other significant Class A shareholders as well.

     (2) By May 16, the Wiley Nominating Committee will advise us of their decision with respect to the candidates and the reason for the decision.

     (3) If the Board accepts fewer than three of the candidates, we propose that the Board allow us to list up to a maximum of three candidates on the Class A slate on the Wiley proxy in connection with the 1994 annual meeting along with a description of his or her qualifications. These candidates will be chosen from among the six proposed nominees. The Wiley Board will list its own candidates for the Class A slate. The result will be more candidates listed on the ballot than there are slots to be filled, and the ultimate determination--between our proposed candidates and those of the Board--will be made by Class
         A shareholders.

         Suppose, for example, that the Board chooses to accept only one of the six suggested directors. Our proposal in this instance is that we be allowed to specify two proposed candidates from the original slate of six who would be named along with the Company's candidates as nominees on the Class A slate. These two proposed candidates would then be incorporated in the Wiley proxy, along with a supporting statement from us. This would result in a total of seven nominees to fill the five slots elected by Class A shareholders. Similarly, if the Board were to choose none of the suggested individuals, under our proposal we would be allowed to specify three candidates, resulting in a total of eight nominees to fill the five slots elected by Class A shareholders.

     The approach that I outline above is sometimes called the "consolidated slate" approach and has been proposed by a number of experts in the corporate governance arena in recent years. This approach has in fact been the focus of policy interest in Congress and the Securities and Exchange Commission. In addition, this approach has long been used by many nonprofit corporations, including leading universities such as Yale and Harvard.

     I believe that the proposed process would constitute a constructive and forward-looking approach to selecting new directors. Under this process, we would devote time and energy to identifying several highly-qualified, independent candidates for the Board. Our hope would be that the Board would see the merit in our suggested candidates and agree on three of them to fill the upcoming vacancies. If you agree to our proposal, however, the result should not be a traditional proxy challenge or other hostile encounter. Instead, through this process, the ultimate choice will be left to shareholders.

     I also believe that Wiley would receive a great deal of positive attention and praise if it agreed to adopt this approach to director selection. Increasingly, the focus of the governance debate has centered on how shareholders and boards can, in consultation and without conflict, engage in a constructive and positive process that provides shareholders with input into director selection. I hope that you agree that this proposed process is a reasonable approach to working together to fill Wiley's upcoming Board vacancies.

     I am sure that you will understand that we cannot wait very long for your response to this proposal without being forced to explore other options to secure more direct input into director selection. I would request that you respond to this proposal by March 8. In the meantime, I am available to discuss it with you and respond to any questions that you may have.

     I look forward to hearing from you.

                                  Very truly yours,


                                  Thomas M. Taylor


cc:  Board of Directors